SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

October 3

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. English language Press Release, dated October 25, 2002, reporting financial results for the third quarter 2002; and

2. Certain financial information for the third quarter 2002, together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated into English by the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

dlw 11/4

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

Mexico City, October 25, 2002

G.ACCION

G.Accion Announces Third Quarter and Nine Month 2002 Results

G.Accion S.A. de C.V. ("G.Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results of operations for the third quarter and nine-month period ended September 30, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of September 30, 2002, unless specified otherwise. Due to rounding, some figures and percentages may differ.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

Financial Highlights

- G.Accion announced the refinancing of 100% of its dollar-denominated debt with GE Capital. This debt restructure allows the Company to free cash flow from its existing debt service (interest+principal) with GE Capital, which amounts to approximately US$5 million per annum, under the current interest rate levels.
- **Leasing revenues** increased 26% for the accumulated period reaching Ps. 323 million.
- **SG&A** decreased 11% when compared to the first nine months of the year, compared to the same period of 2001.
- **Net interest coverage ratio** reached 1.79x during the nine-month period and a debt service coverage (interest+principal) of 1.26 for the accumulated period.
- G.Accion's total leasable portfolio of properties increased **3% reaching 5.7 million sq.ft.** compared to the area reported for the quarter ended September 31, 2001.

CONFERENCE CALL

Tuesday, October 29 2002
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 946-0712 from the U.S.
Tel: (719) 457-2641 from outside the U.S.

Access Code: G.Accion

Speakers
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

THIRD QUARTER RESULTS

REVENUES

Revenue from leasing activities reached Ps. 108 million during the third quarter of 2002, which represents a 35% increase when compared with Ps. 80 million reported during the same period of 2001. This result reflects the acquisitions completed during the second half of 2001, which include a portfolio of 7 industrial buildings as well as a corporate building in Monterrey.

Revenue from sales of developed properties was Ps. 7.7 million, a 39% increase when compared with Ps. 5.6 million reported for the same period of the previous year, reflecting the non-recurring sale of residential lots.

For the third quarter ended September 30, 2002, ***revenue from services to third parties*** reached Ps. 28.0 million, a 2% decrease compared with Ps. 28.5 million reported during the same period of 2001.

As a result of the above-mentioned events, the Company's ***total operating revenue*** increased 26% from Ps. 114 million reported during the third quarter of 2001 to Ps. 144 million reported this quarter.

GROSS INCOME

Gross income for the third quarter of 2002 reached Ps. 116 million, a 20% increase if compared with the Ps. 97 million reported during the same period of 2001.

SG&A

Selling, general and administrative expenses[1] were Ps. 12 million, a 19% increase when compared with the same period of 2001.

EBITDA

As a result of the above, **EBITDA** for the third quarter of 2002 reached Ps. 105 million, a 22% increase when compared to the figure reported during the third quarter of 2001.

DEPRECIATION AND AMORTIZATION

Depreciation increased 21% to Ps. 27 million, compared to Ps. 22 million reported during the third quarter of 2001.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 3.7 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 98 million, due to the 34% increase in interest expenses, due to the acquisitions made during the last quarter of 2001, and the Ps. 59 million monetary loss reported during the period as a result of the peso fluctuation.

NET INCOME (LOSS)

As a result of the above, G.Accion reported net loss of Ps. 25 million, which mainly reflect the increase in the comprehensive cost of financing.

[1] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.

NINE MONTHS RESULTS

REVENUES

Revenue from leasing activities reached Ps. 323 million during the first nine months of 2002, a 26% increase when compared to the Ps. 256 million reported during the same semester of 2001. This result reflects the acquisitions that took place during the second half of 2001 that have had a direct effect on this year's revenues.

Revenue from sales **of** ***developed properties*** was Ps.106 million compared with Ps. 214 million reported for the same period of the previous year, a 50% decrease, reflecting the non-recurring sale of the *Plaza Opcion Rio Magdalena* and *Plaza Cuernavaca* shopping centers in the first half of 2001.

For the nine-month period ended September 30, 2002, ***revenue from services to third parties*** reached Ps. 94 million, representing an 8% decrease compared to the Ps. 103 million reported during the same period of 2001. This was due to the non-recurring revenue realized during the first quarter of 2001 from a break-up fee of a lease contract which was offset by the service revenues derived from the strategic partnership with AMB Property Corp.

As a result of the above-mentioned events, the Company's ***total operating revenue*** declined 9% from Ps. 574 million reported during the nine-month period of 2001 to Ps. 524 million, due mainly to the non-recurring sale of the shopping centers completed in 2001 (Loreto and Plaza Cuernavaca) which did not represent part of G.Accion's core business.

GROSS INCOME

Gross income for the nine months of 2002 reached Ps. 333 million, which represents a 10% increase when compared to the Ps. 303 million reported during the same period of 2001.

Gross margin during the nine-month period of 2002 was 64% compared to 53% reported during the same period of 2001, maintaining the leasing margin at a level of 86%.

SG&A

Selling, general and administrative expenses[2] were Ps. 35 million, an 11% decline when compared to the Ps. 40 million reported during the same period in 2001.

EBITDA

As a result of the above, EBITDA for the nine months of 2002 reached Ps. 298 million a 13% increase when compared to the Ps. 263 million reported during the same period of 2001.

DEPRECIATION AND AMORTIZATION

Depreciation increased 31% to Ps. 84 million compared to Ps. 64 million reported during the nine months of 2001.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, declined 14% to Ps. 11 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 369 million. Net interest expenses increased 13% as a result of the property acquisitions, which translated into an additional Ps. 54 million of debt and higher interest expenses, and the monetary changes loss registered during the quarter. These results also reflect the recent peso fluctuations resulting in a Ps. 298 million exchange loss which represents an accounting charge but doesn't have an effect on the cash flow of the company.

NET INCOME

As a result of the above, G.Accion reported net loss of Ps. 474 million for the nine months of 2002.

PER SHARE INFORMATION

Shares: 128,040,698[3]
EBITDA per share: Ps. 2.32
EPS: Ps.(3.71)

[2] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.
[3] Shares outstanding and issued.

G.ACCION

www.gaccion.com.mx

Third Quarter 2002
October 25, 2002

EVENTOS RELEVANTES

CORPORATE EVENTS:

- On April 8, 2002 G.Accion announced that it had formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

- On July 9, 2002 G.Accion, announced that, together with AMB Property Corporation, it is developing a 771,000 sq. ft. distribution center for *Procter & Gamble Manufactura, S. de R.L. de C.V.,* a subsidiary of the Procter & Gamble Company. This facility, located in the northern suburbs of Mexico City in the San Martin Obispo Industrial Park, will be completed in the second half of 2002.

- On October 16, 2002 G.Accion completed the refinancing of 100% of its long-term dollar denominated debt with GE Capital. Through this agreement with GE Capital Real Estate, the Company restructured its dollar-denominated debt within the current industrial and office portfolio. This debt restructure allows the Company to free cash flow from its existing debt service (interest+principal) with GE Capital, which amounts to approximately US$5 million per annum, under the current interest rate levels.

PROPERTY PORTFOLIO

As of September 30, 2002, the Company's total portfolio of properties increased 3% to 5.7 million sq.ft. from 5.6 million sq.ft. reported on September 30, 2001. This result was due to the effects of the acquisitions of industrial properties and build-to-suit developments in Ciudad Juárez, Matamoros, Monterrey, Reynosa, Saltillo, Tijuana and Mexico City, and was partially offset by the sale of *Plaza Cuernavaca* and *Plaza Opción Rio Magdalena.*

The following table provides summary data of the Company's properties as of September 30, 2002:

TABLE 1 - PROPERTY SUMMARY

Property	m^2	sq. ft.	Occupancy Rate	Current Revenues*	G.Accion owns
OFFICE	**91,638**	***986,382***	**100%**	**23,959,000**	**100%**
INDUSTRIAL	**402,166**	***4,328,875***	**98%**	**25,228,000**	**100%**
TOTAL	**493,804**	***5,315,261***	**98%**	**49,187,000**	
OTHER					
Centro Insurgentes**	39,095	*420,815*	100%	6,122,000	20%
La plaza Oriente	848	*9,128*	100%	164,808	100%
Pabellón Altavista***	3,373	*36,307*	100%	1,152,000	100%
Parque Opción (1st Phase)	1,747,000	18,804,533	-	-	100%
Santa Fe V (Reserve)	21,791	*234,566*	-	-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of September 30, 2002, US$ 1.00 = Ps. 10.35).
** G.Accion manages the property and owns 20% of the leasable area equal to 60% of total area.
*** Includes parking revenues.

TABLA 2 - SUMMARY AS OF 3Q02

	3Q02*	3Q01	Change %
Total Occupancy Rate	98%	99%	(1%)
Total Property Portfolio*	537,120	465,089	15.5%

* Includes Centro Insurgentes

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	September 30, 2002
Office Portfolio	5.00 years
Industrial Portfolio	5.18 years
Total Property Portfolio	5.14 years

OCCUPANCY RATE

The following table shows the Company's portfolio, available area and occupancy rates as of September 30, 2002, compared to those reported on September 30, 2001.

TABLE 4 - OCCUPANCY RATE

Property Owned and Managed	Size		As of 09-30-02	As of 09-30-01	%
OFFICE SPACE	m²	sq.ft			
Subtotal (includes C. Insurgentes)	**130,733**	***1,407,197***	**100%**	**98%**	**2%**
INDUSTRIAL SPACE	m²	sq.ft			
Subtotal	**402,166**	***4,328,875***	**97%**	**100%**	**(3%)**
RETAIL SPACE	m²	sq.ft			
Subtotal	4,220	*45,424*	**100%**	**100%**	**0%**
Total	**537,120**	***5,781,507***	**98%**	**99%**	**0%**

PROPERTY DEBT SUMMARY AS OF SEPTEMBER 30, 2002

The Company's long-term debt increased by 23% Y-o-Y, reflecting the financing required to implement G.Accion's growth strategy. G.Accion's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the nine-month period, the net interest coverage ratio remained flat at 1.79x, reflecting the Company's ability to meet its obligations. As of September 30, 2002, the weighted average cost of the debt was 7.5%. The Company's debt restructure will be reflected during the 4Q02

Table 5 - Debt (Figures as of September 30, 2002)

Institution	Currency	Principal
GE Capital	US$	219,728,981
Inverlat	US$	4,314,577
Total Debt (US$)		**224,043,558**

Institution	Currency	Principal
Bancomer	Mx. Ps.	21,475,595

G.ACCION
www.gaccion.com.mx

Third Quarter 2002
October 25, 2002

STATEMENT FROM THE CEO

Luis Gutierrez Guajardo, CEO of G.Accion stated: "These last few months have been very challenging, not only for G.Accion but for most of the corporations in Mexico and in the entire world. At G.Accion we have been able to consolidate our property portfolio with long term recurring cash inflows, proving our strategy of stable growth and low risk.

Compared to the nine-month period of 2002, leasing revenues, which represent our core business, increased 26%; EBITDA grew 13% as a result of the increase in the size of the Company's property portfolio under management. The net interest coverage ratio remained stable at 1.79x, reflecting G.Accion's ability to service its debt. In addition, our commitment with the cost reduction initiatives resulted in an 11% decline of the SG&A. These results were affected by the monetary exchange loss which doesn't have an effect on the cash flow, however as per the Mexican GAAP it affects the Company's net results.

The recent restructure of 100% of the dollar-denominated debt with GE Capital allowed G.Accion to free some cash flow allocated to pay interest and principal, thus improving its cash flow.

The benefits derived from this type of restructure will be reflected in the near future."

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts, specializing in the allocation of institutional investments in the Mexican real estate market. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

G.ACCION
www.gaccion.com.mx

Third Quarter 2002
October 25, 2002

G ACCION INCOME STATEMENT

	Third Quarter			Nine Months		
	30-Sep-02 *US$ Thousands**	30-Sep-02 **Ps.Thousands**	30-Sep-01 **Ps. Thousands**	30-Sep-02 *US$ Thousands**	30-Sep-02 **Ps.Thousands**	30-Sep-01 **Ps. Thousands**
Operating Income						
Leasing revenues	10,494	108,618	80,704	31,247	323,409	255,993
Sale of developed property	750	7,760	5,569	10,277	106,367	214,212
Services to third parties	2,701	27,956	28,511	9,150	94,706	103,373
Total Revenues	**13,945**	**144,334**	**114,784**	**50,675**	**524,482**	**573,578**
Costs						
Leasing						
Real estate tax	1,068	11,056	9,569	3,088	31,957	33,046
Maintenance	171	1,775	1,915	936	9,690	4,486
Other	130	1,350	1,024	336	3,476	2,678
Subtotal Leasing	1,370	14,181	12,508	4,360	45,124	40,210
Developed property	196	2,032	5,568	9,291	96,166	178,896
Services to third parties	1,131	11,705	-	4,793	49,604	51,160
Total costs	2,697	27,918	18,076	18,444	190,893	270,266
Gross Income	**11,248**	**116,416**	**96,708**	**32,231**	**333,589**	**303,312**
Gastos de Operación						
Administrative expenses	1,100	11,385	10,427	3,426	35,462	39,806
EBITDA	**10,148**	**105,031**	**86,257**	**28,798**	**298,055**	**263,277**
Depreciation	2,600	26,914	22,179	8,077	83,600	63,810
Amortization	366	3,783	4,947	1,038	10,745	12,488
Write down	1,786	18,484		28,867	298,776	
Opeating Income	**5,396**	**55,850**	**59,131**	**(9,185)**	**(95,066)**	**186,979**
Comprehensive costs of financing						
Interest expense	6,815	70,540	52,621	16,486	170,627	153,438
Interest income	(125)	(1,296)	(2,141)	(432)	(4,467)	(6,731)
Exchange loss. Net	5,750	59,515	92,003	28,830	298,392	(34,944)
Gain on monetary position	(2,930)	(30,330)	(19,292)	(9,231)	(95,544)	(53,645)
	9,510	**98,429**	**123,191**	**35,653**	**369,008**	**58,118**
Other income	195	2,014	2,292	649	6,717	4,245
Income (loss) before provisions for taxes	**(3,919)**	**(40,565)**	**(61,768)**	**(44,189)**	**(457,357)**	**133,106**
Provisions for:						
Income taxes	127	1,318	9,566	1,078	11,158	14,692
Deferred taxes	(2,036)	(21,075)		(1,292)	(13,374)	0
Asset tax	393	4,071	5,923	1,539	15,927	17,857
Income (loss) before equity in results of affiliates co.	**(2,404)**	**(24,879)**	**(77,257)**	**(45,514)**	**(471,068)**	**100,557**
Equity in income (loss) from affiliated companies	(29)	(298)	(2,190)	130	1,342	(7,939)
Net (loss) income applicable to minority stockholders	46	476	(612)	(432)	(4,475)	(7,000)
Net (loss) income	**(2,387)**	**(24,701)**	**(80,059)**	**(45,817)**	**(474,201)**	**85,618**

G.ACCION
www.gaccion.com.mx

Third Quarter 2002
October 25, 2002

GACCION BALANCE

	As of September 30		
	2002 US$ Thousands)	**2002 Ps. Thousands**	**2Q02 Ps. Thousands**
Current			
Cash and cash equivalents	11,980	123,993	165,184
Account receivable, net	17,063	176,600	158,463
Receivable from related parties	1,196	12,377	5,293
Inventories	0	0	
Prepaid Expenses	6,423	66,479	25,571
Total Current Assets	**36,662**	**379,449**	**354,512**
Fixed Assets			
Investment in shares of affiliated companies	2,592	26,826	27,300
Trusts	1,940	20,075	20,017
Property held for lease, net	349,056	3,612,732	3,636,177
Building and equipment, net	9,933	102,802	104,297
Other assets	8,760	90,670	111,328
Prepaid tax	13,107	135,662	96,124
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current			
Bank loans and current portion of Long term debt	12,108	125,316	124,137
Other accounts payable and accrued liabilities	6,672	69,055	43,285
Affiliates	7,487	77,493	77,923
Guaranty Deposits	3,429	35,491	35,071
Income tax payable	112	1,162	6,113
Deferred tax payable	0	0	0
Acquisition liabilities	0	0	0
Total Current Liabilities	**29,808**	**308,517**	**286,529**
Long Term			
Long-term debt	215,386	2,229,242	2,305,424
Differed income tax	6,592	68,226	
Convertibles Peabody	53,057	549,144	518,238
TOTAL LIABILITIES	**304,843**	**3,155,129**	**3,110,191**
Common stock	5,522	57,154	57,154
Restatement	13,474	139,452	139,459
Additional paid-in capital	91,626	948,324	948,356
Convertible Options	2,000	20,700	20,517
Income (Loss) of period	(45,816)	(474,200)	(449,497)
Accumulated losses	(22,514)	(233,020)	(233,027)
Cumulative restatement effect	62,049	642,205	642,228
Cumulative deferred income tax	6,045	62,568	62,570
Minority Interest	4,918	50,903	51,804
Total Stockholders' Equity	**117,303**	**1,214,086**	**1,239,564**
Total Liabilities and Stockholders' Equity	[illegible]	[illegible]	[illegible]

*Exchange rate as of 09/30/02 US$1 = Ps. 10.35

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: 3 Year: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**4,348,140**	**100**	**4,107,032**	**100**
2	**CURRENT ASSETS**	**379,449**	**9**	**403,799**	**10**
3	CASH AND SHORT-TERM INVESTMENTS	123,993	3	200,397	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	132,701	3	60,418	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	56,276	1	70,217	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	66,479	2	72,767	2
8	**LONG-TERM**	**26,826**	**1**	**18,469**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	26,826	1	18,469	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,715,533**	**85**	**3,500,539**	**85**
13	PROPERTY	4,429,233	102	3,349,523	82
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	149,793	3	85,507	2
16	ACCUMULATED DEPRECIATION	915,396	21	256,520	6
17	CONSTRUCTION IN PROGRESS	51,903	1	322,029	8
18	**DEFERRED ASSETS (NET)**	**226,332**	**5**	**184,225**	**4**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**3,154,128**	**100**	**2,583,465**	
21	**CURRENT LIABILITIES**	**272,027**	**9**	**208,787**	**8**
22	SUPPLIERS	23,943	1	23,998	1
23	BANK LOANS	125,316	4	93,618	4
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,162	0	1,601	0
26	OTHER CURRENT LIABILITIES	121,606	4	89,570	3
27	**LONG-TERM LIABILITIES**	**2,846,610**	**90**	**2,346,263**	**91**
28	BANK LOANS	2,229,240	71	1,776,703	69
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	617,370	20	569,560	22
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**35,491**	**1**	**28,415**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,194,012**		100 **1,523,567**	
34	**MINORITY INTEREST**	**50,903**	**4**	**44,047**	**3**
35	**MAJORITY INTEREST**	**1,143,109**	**96**	**1,479,520**	**97**
36	**CONTRIBUTED**	**1,165,630**	**98**	**1,162,986**	**76**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	5	57,154	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	139,452	12	139,101	9
39	PREMIUM ON SALES OF SHARES	948,324	79	946,623	62
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	20,700	2	20,108	1
41	**CAPITAL INCREASE (DECREASE)**	**(22,521)**	**(2)**	**316,534**	**21**
42	RETAINED EARNINGS AND CAPITAL RESERVE	215,678	18	(449,908)	(30)
43	REPURCHASE FUND OF SHARES	96,850	8	39,768	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	139,151	12	641,055	42
45	NET INCOME FOR THE YEAR	(474,200)	(40)	85,619	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**123,993**	100	**200,397**	100
46	CASH	97,465	79	128,531	64
47	SHORT-TERM INVESTMENTS	26,528	21	71,866	36
18	**DEFERRED ASSETS (NET)**	**226,332**	100	**184,225**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	85,169	46
49	GOODWILL	90,412	40	37,403	20
50	DEFERRED TAXES	135,662	60	61,653	33
51	OTHERS	258	0	0	0
21	**CURRENT LIABILITIES**	**272,027**	100	**208,787**	
52	FOREING CURRENCY LIABILITIES	171,350	63	129,782	62
53	MEXICAN PESOS LIABILITIES	100,677	37	79,005	38
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**121,606**	100	89,570	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	36,177	40
58	OTHER CURRENT LIABILITIES WITHOUT COST	121,606	100	53,393	60
27	**LONG-TERM LIABILITIES**	**2,846,610**	100	**2,346,263**	
59	FOREING CURRENCY LIABILITIES	2,827,884	99	2,323,899	99
60	MEXICAN PESOS LIABILITIES	18,726	1	22,364	1
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**617,370**	100	**569,560**	
63	OTHER LOANS WITH COST	549,144	89	484,441	85
64	OTHER LOANS WITHOUT COST	68,226	11	85,119	15
31	**DEFERRED LOANS**	0	100	0	
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**35,491**	100	**28,415**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	35,491	100	28,415	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**139,151**	100	**641,055**	100
70	ACCUMULATED INCOME DUE TO MONETARY	31,488	23	282,710	44
71	INCOME FROM NON-MONETARY POSITION	107,663	77	358,345	56

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	107,422	195,012
73	PENSIONS FUND AND SENIORITY	322	335
74	EXECUTIVES (*)	6	4
75	EMPLOYERS (*)	67	83
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**524,482**	**100**	**573,578**	**100**
2	COST OF SALES	190,893	36	270,266	47
3	**GROSS INCOME**	**333,589**	**64**	**303,312**	**53**
4	OPERATING	129,879	25	116,333	20
5	**OPERATING**	**203,710**	**39**	**186,979**	**33**
6	TOTAL FINANCING	369,007	70	58,116	10
7	**INCOME AFTER FINANCING COST**	**(165,297)**	**(32)**	**128,863**	**22**
8	OTHER FINANCIAL OPERATIONS	(6,717)	(1)	(4,245)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(158,580)**	**(30)**	**133,108**	**23**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	13,711	3	32,550	6
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(172,291)**	**(33)**	**100,558**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,342	0	(7,939)	(1)
13	**CONSOLIDATED NET INCOME OF**	**(170,949)**	**(33)**	**92,619**	**16**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(170,949)**	**(33)**	**92,619**	**16**
16	EXTRAORDINARY ITEMS NET EXPENSES	298,776	57	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(469,725)**	**(90)**	**92,619**	**16**
19	NET INCOME OF MINORITY INTEREST	4,475	1	7,000	1
20	**NET INCOME OF MAJORITY INTEREST**	**(474,200)**	**(90)**	**85,619**	**15**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**524,482**	**100**	**573,578**	**100**
21	DOMESTIC	524,482	100	573,578	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)	48,871	9	32,212	6
6	**TOTAL FINANCING COST**	**369,007**	**100**	**58,116**	**100**
24	INTEREST PAID	170,627	46	153,438	264
25	EXCHANGE LOSSES	277,196	75	4,203	7
26	INTEREST EARNED	4,467	1	6,732	12
27	EXCHANGE PROFITS	(21,195)	(6)	39,148	67
28	GAIN DUE TO MONETARY POSITION	(95,544)	(26)	(53,645)	(92)
8	**OTHER FINANCIAL OPERATIONS**	**(6,717)**	**100**	**(4,245)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(6,717)	(100)	(4,245)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	13,711		100 32,550	100
32	INCOME TAX	27,085	198	32,550	100
33	DEFERED INCOME TAX	(13,374)	(98)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR 2002
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	524,483	573,576
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	667,917	699,167
39	OPERATION INCOME (**)	287,574	395,939
40	NET INCOME OF MAYORITY INTEREST(**)	(340,102)	86,824
41	NET CONSOLIDATED INCOME (**)	(329,341)	96,734

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(469,725)**	**92,619**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	583,448	10,672
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**113,723**	**103,291**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(170,855)	(20,214)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(57,132)**	**83,077**
6	CASH FLOW FROM EXTERNAL FINANCING	(110,408)	201,307
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(110,408)**	**201,307**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**116,327**	**(245,008)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(51,213)	39,376
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	175,206	161,021
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	123,993	200,397

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**583,448**	**10,672**
13	DEPRECIATION AND AMORTIZATION FOR THE	83,600	88,785
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	298,392	(34,944)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(95,544)	(53,645)
17	+ (-) OTHER ITEMS	297,000	10,476
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(170,855)**	**(20,214)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(17,963)	(98,688)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(166,303)	12,967
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	5,832	5,437
22	+ (-) INCREASE (DECREASE) IN OTHER	7,579	60,070
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(110,408)**	**201,307**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	14,515	135,889
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	191,965
27	(-) BANK FINANCING AMORTIZATION	(124,923)	(126,547)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**116,327**	**(245,008)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	798	4,130
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	(249,138)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	115,529	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 **2002**
G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(89.56)	%	16.15	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(29.75)	%	5.87	%
3	NET INCOME TO TOTAL ASSETS (**)	(7.57)	%	2.36	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(20.34)	%	57.92	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.15	times	0.17	times
7	NET SALES TO FIXED ASSETS (**)	0.18	times	0.20	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59	days	25	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.97	%	9.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	72.54	%	62.90	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.64	times	1.70	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	95.09	%	94.98	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	76.61	%	67.03	%
15	OPERATING INCOME TO INTEREST PAID	1.19	times	1.22	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.21	times	0.27	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39	times	1.93	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	1.93	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.12	times	0.16	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	45.58	%	95.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.68	%	18.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(32.58)	%	(3.52)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.33)	times	0.54	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	101.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002
G. ACCION S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.63)		$ 0.73	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.63)		$ 0.73	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 9.11		$ 11.79	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.52	times	0.42	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.81)	times	6.40	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LUIS GUTIERREZ GUAJARDO, CEO OF G.ACCION STATED: "THESE LAST FEW MONTHS HAVE BEEN VERY CHALLENGING, NOT ONLY FOR G.ACCION BUT FOR MOST OF THE CORPORATIONS IN MEXICO AND IN THE ENTIRE WORLD. AT G.ACCION WE HAVE BEEN ABLE TO CONSOLIDATE OUR PROPERTY PORTFOLIO WITH LONG TERM RECURRING CASH INFLOWS, PROVING OUR STRATEGY OF STABLE GROWTH AND LOW RISK.

COMPARED TO THE NINE-MONTH PERIOD OF 2002, LEASING REVENUES, WHICH REPRESENT OUR CORE BUSINESS, INCREASED 26%; EBITDA GREW 13% AS A RESULT OF THE INCREASE IN THE SIZE OF THE COMPANY'S PROPERTY PORTFOLIO UNDER MANAGEMENT. THE NET INTEREST COVERAGE RATIO REMAINED STABLE AT 1.79X, REFLECTING G.ACCION'S ABILITY TO SERVICE ITS DEBT. IN ADDITION, OUR COMMITMENT WITH THE COST REDUCTION INITIATIVES RESULTED IN AN 11% DECLINE OF THE SG&A. THESE RESULTS WERE AFFECTED BY THE MONETARY EXCHANGE LOSS WHICH DOESN'T HAVE AN EFFECT ON THE CASH FLOW, HOWEVER AS PER THE MEXICAN GAAP IT AFFECTS THE COMPANY'S NET RESULTS.

THE RECENT RESTRUCTURE OF 100% OF THE DOLLAR-DENOMINATED DEBT WITH GE CAPITAL ALLOWED G.ACCION TO FREE SOME CASH FLOW ALLOCATED TO PAY INTEREST AND PRINCIPAL, THUS IMPROVING ITS CASH FLOW.

THE BENEFITS DERIVED FROM THIS TYPE OF RESTRUCTURE WILL BE REFLECTED IN THE NEAR FUTURE."

CORPORATE EVENTS

ON APRIL 8, 2002 G.ACCION ANNOUNCED THAT IT HAD FORMED A STRATEGIC ALLIANCE WITH AMB PROPERTY CORP. (NYSE: AMB), ONE OF THE LARGEST OWNERS AND OPERATORS OF INDUSTRIAL REAL ESTATE IN THE U.S., TO ACQUIRE, DEVELOP AND OPERATE INDUSTRIAL PROPERTIES IN MEXICO. THIS ALLIANCE INITIALLY TARGETS THE MEXICO CITY, GUADALAJARA AND MONTERREY MARKETS, WHICH ARE GROWING AREAS WHERE CUSTOMERS HAVE THE GREATEST NEED FOR INDUSTRIAL FACILITIES.

ON JULY 9, 2002 G.ACCION, ANNOUNCED THAT, TOGETHER WITH AMB PROPERTY CORPORATION, IT IS DEVELOPING A 771,000 SQ. FT. DISTRIBUTION CENTER FOR PROCTER & GAMBLE MANUFACTURA, S. DE R.L. DE C.V., A SUBSIDIARY OF THE PROCTER & GAMBLE COMPANY. THIS FACILITY, LOCATED IN THE NORTHERN SUBURBS OF MEXICO CITY IN THE SAN MARTIN OBISPO INDUSTRIAL PARK, WILL BE COMPLETED IN THE SECOND HALF OF 2002.

ON OCTOBER 16, 2002 G.ACCION COMPLETED THE REFINANCING OF 100% OF ITS LONG-TERM DOLLAR DENOMINATED DEBT WITH GE CAPITAL. THROUGH THIS AGREEMENT WITH GE CAPITAL REAL ESTATE, THE COMPANY RESTRUCTURED ITS DOLLAR-DENOMINATED DEBT WITHIN THE CURRENT INDUSTRIAL AND OFFICE PORTFOLIO. THIS DEBT RESTRUCTURE ALLOWS THE COMPANY TO FREE CASH FLOW FROM ITS EXISTING DEBT SERVICE (INTEREST+PRINCIPAL) WITH GE CAPITAL, WHICH AMOUNTS TO APPROXIMATELY US$5 MILLION PER ANNUM, UNDER THE CURRENT INTEREST RATE LEVELS.

1 EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN TRANSLATED FROM SPANISH INTO ENGLISH FOR USE OUTSIDE OF MEXICO. THESE FINANCIAL STATEMENTS ARE PRESENTED ON THE BASIS OF ACCOUNTING PRINCIPIES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP). CERTAIN ACCOUNTING PRACTICES APPLIED BY THE COMPANY THAT CONFORM WITH MEXICAN GAAP DO NOT CONFORM WITH CCOUNTING PRINCIPIES GENERALLY ACCEPTED IN OTHER COUNTRIES.

2 ACTIVITIES AND SIGNIFICANT EVENTS:
ACTIVITIES-

G. ACCIÓN, S.A. DE C. V., ("G. ACCIÓN" OR THE "COMPANY") IS THE HOLDING COMPANY OF A GROUP OF COMPANIES THAT ARE MAINLY ENGAGED IN REAL ESTATE DEVELOPMENT, LEASING, PURCHASING, SELLING AND MANAGEMENT ACTIVITIES. THE COMPANY FOCUSED ITS BUSINESS STRATEGY ON THE ACQUISITION, SALE AND MARKETING OF PROPERTIES BUILT FOR INDUSTRIAL PURPOSES AND TO BE USED AS CORPORATE OFFICES. CONSEQUENTLY, MANAGEMENT DECIDED TO SELL THE PROPERTIES WITH COMMERCIAL SPACES, WHILE THEY ARE BEING LEASED.

SIGNIFICANT EVENTS-
DURING 2001, THE COMPANY DREW US$20.6 MILLION FROM THE FINANCING CONTRACT ENTERED INTO WITH PEABODY (RELATED PARTY) IN 1999, WHICH ESTABLISHES A CREDIT FACILITY OF UP TO US$52 MILLION FOR THE ACQUISITION OF REAL ESTATE PROJECTS. THIS LOAN IS BEING DOCUMENTED THROUGH THE ISSUANCE OF DEBENTURES CONVERTIBLE INTO CAPITAL STOCK. AS OF DECEMBER 31, 2001, DRAWS AMOUNTED TO US$51.3 MILLION.

DURING MARCH AND JUNE 2001, THE COMPANY SOLD PLAZA OPCIÓN RÍO MAGDALENA AND PLAZA CUERNAVACA. LIKEWISE, DURING 2001 THE COMPANY INCREASED ITS INDUSTRIAL PORTFOLIO IN NORTHEN MEXICO THROUGH THE ACQUISITION OF 78,400 M2 MAINLY IN CIUDAD JUÁREZ, MONTERREY, SALTILLO AND REYNOSA, WHERE OPERADORA DE CENTROS COMERCIALES OPCIÓN (OCCO) ACQUIRED SIX INDUSTRIAL FACILITIES FOR A TOTAL OF $321 MILLION. FURTHERMORE, FIRPO FIESTA COAPA ACQUIRED A OFFICE BUILDING IN MONTERREY, N.L. FOR $337 MILLION.

AS OF SEPTEMBER 2002 THE COMPANY OWNS A PORTFOLIO OF 537,120 M2 FOR OFFICE DEVELOPMENTS AND INDUSTRIAL FACILITIES, WITH AN OCCUPANCY RATE OF 98%.

3 BASIS OF CONSOLIDATION:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF G. ACCIÓN, S.A. DE C.V. AND THOSE OF ITS SUBSIDIARIES WHERE CONTROL IS EXERCISED. ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

EQUITY IN RESULTS AND CHANGES IN EQUITY OF SUBSIDIARIES THAT ARE BOUGHT OR SOLD DURING THE YEAR ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR UP TO THE DATE OF THE TRANSACTIONS AND ARE RESTATED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AT YEAREND.

4 SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

CHANGE IN ACCOUNTING POLICY-

BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL THE EFFECTS OF CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, USING DIFFERENT VALUATION METHODS. THE MAJORITY FINANCIAL INSTRUMENTS CONTRACTED FOR FINANCING PURPOSES ARE VALUED AT COST AND AFFECT THE INTEGRAL COST OF FINANCING IN EACH ACCOUNTING PERIOD. AS OF SEPTEMBER 30, 2001, THE FINANCIAL POSITION OF THE COMPANY WAS NOTMODIFIED AS A RESULT OF THE ADOPTION OF THIS BULLETIN.

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION-
THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10.
CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF PERIOD. THE PROCEDURES WERE AS FOLLOWS:

-BALANCE SHEET:
PROPERTY HELD FOR SALE NET OF DEPRECIATION WAS RESTATED THROUGH DECEMBER 31,1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND BEGINNING ON JANUARY 1, 2000, ARE CONSIDERED AS A MONETARY ITEM, AND MAY NOT BE RESTATED OR DEPRECIATED.

INVESTMENT IN ASSOCIATED COMPANIES ARE VALUED ACCORDJNG TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FJNANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED ACCORDING TO RESTATED ASSET VALUES AND THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING

FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH PERIOD.

-STATEMENT OF INCOME:
REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH THE PERIOD, BASED ON FACTORS DERIVED FROM THE NCPI.
THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH THE PERIOD WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

-OTHER STATEMENTS:
THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLJDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS RECOGNIZED THROUGH 1996, SINCE UP UNTIL THEN THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION PRESENT THE CHANGES IN CONSTANT MEXICAN PESOS.

CASH AND CASH EQUIVALENTS AND RESTRICTED FUNDS-
CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL FOR AS LONG AS THEY ARE NOT APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES AND WILL ONLY BE DISPOSED UNDER GE CAPITAL INSTRUCTJONS.

OTHER ASSETS-
OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS .INITIAL LEASING COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASE AGREEMENTS.

INCOME TAXES AND EMPLOYEE PROFIT SHARING:
THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4 .ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING.. WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES RECOGNITION OF LIABILITIES AND ASSETS RESULTING FROM DEFERRED TAXES ON ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS. EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME AND ASSET TAX EFFECTS. BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. EMPLOYEE PROFIT SHARING HAS BEEN CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERNLINED PERIOD. HOWEVER, AS OF SEPTEMBER 30, 2001 THERE WERE NO

TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS-
UNDER MEXICAN LABOR LAWL, SERVICIOS CORPORATIVOS G.C., S.A. DE C. V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C. V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.
THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO THE REDUCED NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERNLINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.

SECURITY DEPOSITS.
SECURITY DEPOSITS CONSIST MAINLY OF AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY.S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS. RENT. DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS-
LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED. RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE DIFFERENCE BETWEEN THE OVERALL AMOUNT OF REVENUES BILLED AND/OR COLLECTED ACCORDING TO THE AGREEMENTS AND THE AMOUNTS RECORDED IN RESULTS IS SHOWN IN THE BALANCE SHEET AS DEFERRED CREDITS OR ADVANCE PAYMENTS FROM CLIENTS,RESPECTIVELY. COMMON COSTS ARE RECORDED IN RESULTS BASED ON THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING-
INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF PERIOD END, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.
CERTAIN SUBSIDIARIES CAPITALIZE THE INTEGRAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD FOR DEBT USED TO FINANCE THE CONSTRUCTION OF PROPERTY. CAPITALIZED AMOUNTS ARE AMORTIZED OVER THE USEFULLIFE OF THE PROJECT OR ARE

EXPENSED AT THE TIME THE PROJECT IS SOLD.

EARNINGS PER SHARE.
THE BASIC EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

COMPREHENSIVE INCOME.
COMPREHENSIVE INCOME IS EQUAL TO THE NET CONSOLIDATED INCOME FOR THE YEAR SINCE THE COMPANY HAS NOT GENERATED ANY EFFECTS THAT REQUIRE TO BE PRESENTED DIRECTLY UNDER STOCKHOLDERS' EQUITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	181,753
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(21,100)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	385,176
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(3,891)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	51,912
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	120,323
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	116,980
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	253
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	37,168
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	12,012
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	31,297
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	1,123
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	117,985
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	42,258
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	25,679
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	277,928
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	(12,699)
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	41,969
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	54,538
20 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**562,031**	**1,460,664**
ASSOCIATEDS					

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	5,336
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	(2,671)
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	19,414
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5	CENTRO COMERCIAL ENSENADA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	750,960	99.99	751	(11)
6	PROFESIONALES EN ESTACIONAMIENTOS, S.A. DE C.V	OPERADORA DE ESTACIONAMIENTO	24,090	99.00	1,855	1,855
7	INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,878
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				30,916	26,826
	OTHER PERMANENT INVESTMENTS					0
	TOTAL					1,487,490

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR: **2002**

G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,254,327	198,018	2,056,309	437,501	138,172	2,355,638
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	9,858	5,843	4,015	1,302	1,095	4,222
OFFICE EQUIPMENT	121,599	29,521	92,078	617	304	92,391
COMPUTER EQUIPMENT	12,440	7,650	4,790	2,244	1,928	5,106
OTHER	1,306	490	816	428	160	1,084
DEPRECIABLES TOTAL	2,399,530	241,522	2,158,008	442,092	141,659	2,458,441
NOT DEPRECIATION ASSETS						
GROUNDS	559,619	0	559,619	645,571	0	1,205,190
CONSTRUCTIONS IN PROCESS	17,850	0	17,850	34,052	0	51,902
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	577,469	0	577,469	679,623	0	1,257,092
TOTAL	2,976,999	241,522	2,735,477	1,121,715	141,659	3,715,533

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.65	0	0	0	0	0	0	0	0	0	11,444	11,078	14,707	12,848	195,231
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	1,405	1,023	182,563	0	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.70	0	0	0	0	0	0	0	0	0	22,988	17,787	135,893	0	0
HIPOTECARIO GE CAPITAL CORP	30/04/2008	5.65	0	0	0	0	0	0	0	0	0	5,729	5,427	5,935	6,502	140,477
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.97	0	0	0	0	0	0	0	0	0	8,990	9,119	135,463	0	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	7.49	0	0	0	0	0	0	0	0	0	11,607	12,116	95,272	0	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.80	0	0	0	0	0	0	0	0	0	6,412	6,186	79,872	0	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	3,199	3,036	3,254	3,487	67,272
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	4,466	4,282	58,612	0	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	10.50	0	0	0	0	0	0	0	0	0	2,687	2,346	2,598	2,385	55,341
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.57	0	0	0	0	0	0	0	0	0	3,569	3,373	52,537	0	0
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.59	0	0	0	0	0	0	0	0	0	2,193	1,875	2,074	2,099	44,960
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.41	0	0	0	0	0	0	0	0	0	2,332	2,136	2,370	2,406	38,178
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.80	0	0	0	0	0	0	0	0	0	2,399	2,158	2,393	2,657	37,214
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	1,793	1,702	1,824	1,955	37,711
HIPOTECARIO INVERLAT	29/01/2013	5.86	0	0	0	2,685	2,949	3,239	3,557	32,225	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.69	0	0	0	0	0	0	0	0	0	1,689	1,403	1,565	28,766	8,436
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	1,554	1,505	1,657	35,734	201
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.95	0	0	0	0	0	0	0	0	0	2,081	1,927	35,776	0	0
HIPOTECARIO GE CAPITAL CORP	31/05/2008	6.18	0	0	0	0	0	0	0	0	0	1,209	1,127	1,235	1,362	31,032
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.22	0	0	0	0	0	0	0	0	0	1,764	1,616	1,805	1,824	28,407

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/05/2008	4.86	0	0	0	0	0	0	0	0	0	1,218	962	1,054	1,159	30,032
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	1,243	1,210	1,332	1,342	27,578
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	1,150	1,117	1,230	1,238	25,440
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	1,115	1,059	1,135	1,216	23,456
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.65	0	0	0	0	0	0	0	0	0	1,095	1,036	1,112	1,193	23,362
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.15	0	0	0	0	0	0	0	0	0	1,456	1,326	1,465	1,480	22,008
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	1,049	1,014	1,117	1,125	23,091
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	1,037	984	1,055	1,130	21,808
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	957	932	1,027	1,034	21,254
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,582	1,529	20,754	0	0
HIPOTECARIO GE CAPITAL CORP	31/05/2008	4.81	0	0	0	0	0	0	0	0	0	679	747	815	903	20,512
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	175	128	22,795	0	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	896	850	911	815	18,997
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,489	1,427	19,537	0	0
HIPOTECARIO INMOB BANCOMER	16/12/2007	12.35	2,750	18,726	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	787	764	841	847	17,402
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.65	0	0	0	0	0	0	0	0	0	860	855	942	949	14,487
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	970	937	12,720	0	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	562	477	532	542	11,913
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.44	0	0	0	0	0	0	0	0	0	428	415	457	461	9,461
HIPOTECARIO GE CAPITAL CORP	30/06/2006	5.81	0	0	0	0	0	0	0	0	0	406	390	425	8,878	0

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.65	0	0	0	0	0	0	0	0	0	432	430	477	528	7,602
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	277	235	262	267	5,867
HIPOTECARIO GE CAPITAL CORP	31/10/2006	8.36	0	0	0	0	0	0	0	0	0	159	176	195	197	4,270
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	185	175	188	202	3,887
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.49	0	0	0	0	0	0	0	0	0	164	155	167	179	3,445
TOTAL BANKS			2,750	18,726	0	2,685	2,949	3,239	3,557	32,225	0	119,881	110,552	909,950	127,710	1,020,332
PROVEEDORES																
SERVICIOS DE CONSTRUCCION			1,482	0	0	5,802	0	0	0	0	0	0	0	0	0	0
SERVICIOS PROFESIONALES			5,905	0	0	2,492	0	0	0	0	0	0	0	0	0	0
TESORERIA DEL D.F.			2,885	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO DE EQUIPOS			27	0	0	5,350	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			10,299	0	0	13,644	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS			86,466	0	0	35,140	9,094	10,542	10,952	37,638	0	0	0	549,144	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			86,466	0	0	35,140	9,094	10,542	10,952	37,638	0	0	0	549,144	0	0
			99,515	18,726	0	51,469	12,043	13,781	14,509	69,863	0	119,881	110,552	1,459,094	127,710	1,020,332

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.35 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **3** YEAR: **2002**
G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	48,334	469,517	0	0	469,517
TOTAL	48,334	469,517			469,517
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	18,754	182,917	0	0	182,917
TOTAL	18,754	182,917			182,917
NET BALANCE	29,580	286,600			286,600
FOREING MONETARY POSITION					
TOTAL ASSETS	29,454	299,306	0	0	299,306
LIABILITIES POSITION	295,316	3,056,526			3,056,526
SHORT TERM LIABILITIES POSITION	19,452	201,330	0	0	201,330
LONG TERM LIABILITIES POSITION	275,864	2,855,196	0	0	2,855,196
NET BALANCE	(265,862)	(2,757,220)			(2,757,220)

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $10.105 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.35 PESOS PER $1 U.S. DOLLAR, AS OF SEPTEMBER 30,2002.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE NINE MONTHS OF 2002. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GACCION** QUARTER: **3** YEAR: **2002**
G. ACCION S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,085,443	3,519,535	2,434,093	0.92	22,394
FEBRUARY	1,085,201	3,507,039	2,421,838	0.07	(1,695)
MARCH	1,025,099	3,449,271	2,424,172	0.51	12,363
APRIL	1,003,141	3,394,195	2,391,053	0.54	12,912
MAY	986,618	3,505,792	2,519,175	0.20	5,038
JUNE	1,024,987	3,635,746	2,610,759	0.48	12,532
JULY	1,138,566	3,746,867	2,608,302	0.29	7,564
AUGUST	1,156,488	3,578,861	2,422,373	0.38	9,205
SEPTEMBER	1,157,597	3,617,800	2,460,203	0.60	14,761
ACTUALIZATION:	0	0	0	0.00	1,343
CAPITALIZATION:	0	0	0	0.00	(1,425)
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	552
TOTAL					95,544

NOTES

THE INFLATION FOR THE MONTH OF FEBRAURY, 2002, WAS NEGATIVE 0.07%

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002
G. ACCION S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR: 2002
G. ACCION S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				323,409			
CONSTRUCCION				106,367			
SERVICIOS				94,706			
TOTAL				524,482			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS

- DETERMINED INCOME

+ DEDUCTED WORKER'S PROI

- DETERMINED WORKEF

- DETERMINED RFE

- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR 2002
G. ACCION S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD'S POR ACCION
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 3 YEAR **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **SEPTEMBER** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA
SUDIRECTOR DE ADMINISTRACION

CP. TOMAS RODRIGUEZ OSORIO
SUBCONTRALOR

CIUDAD DE MEXICO, D.F., AT OCTOBER 29 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GACCION FECHA: 29/10/200: 12:15

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	G. ACCION S.A. DE C.V.
DO MICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO ,D.F.
TELEFONO:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	gaccion@accion.com.mx
DIRECCION DE INTERNET	www.accion.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GAC970305JP1
DOMICILIO	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9 C
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	L.C. JOSE BERNARDO MARTINEZ MONTES DE OCA
DOMICILIO:	AV. PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO ,D.F.
TELEFONO:	50-81-08-40
FAX:	50-81-08-83

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. PABLO ESCANDON CUSI
DOMICILIO:	VASCO DE QUIROGA 3100
COLONIA:	CENTRO DE SANTA FE
C. POSTAL:	1210
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	52-92-43-43
FAX:	52-92-4343 EXT1633
E-MAIL:	pabbesc@data.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	ING LUIS ENRIQUE GUTIERREZ GUAJARDO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.

CLAVE DE COTIZACION: GACCION FECHA: 29/10/200: 12:15

TELEFONO:	50-81-08-02
FAX:	50-81-08-84
E-MAIL:	lgg@accion.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. HECTOR IBARZABAL GUERRERO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-09
FAX:	50-81-08-84
E-MAIL:	hig@accion.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECCION DE ADMINISTRACION
NOMBRE:	L.C. JOSE BERNARDO MARTINEZ MONTES DE OCA
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-40
FAX:	50-81-08-83
E-MAIL:	bmmo@accion.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONSOLIDACION
NOMBRE:	C. P. TOMAS RODRIGUEZ OSORIO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-44
FAX:	50-81-08-83
E-MAIL:	tro@gaccion.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. IGNACIO CERVANTES TREJO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-20
FAX:	50-81-08-85
E-MAIL:	ict@accion.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ALBERTO SAAVEDRA OLAVATIERRA
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: GACCION FECHA: 29/10/200: 12:15

COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-00
FAX:	50-81-08-85
E-MAIL:	ict@accion.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. IGNACIO CERVANTES TREJO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-20
FAX:	50-81-08-85
E-MAIL:	ict@accion.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR BURSATIL
NOMBRE:	ING. JORGE GIRAULT FACHA
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-25
FAX:	50-81-08-82
E-MAIL:	jgf@accion.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE CONSOLIDACION
NOMBRE:	CP. TOMÁS RODRÍGUEZ OSORIO
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-44
FAX:	50-81-08-83
E-MAIL:	tro@gaccion.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	SUBDIRECTOR BURSATIL
NOMBRE:	ING. JORGE GIRAULT FACHA
DOMICILIO:	AV.PROLONGACION PASEO DE LA REFORMA 1236 PISO 9
COLONIA:	SANTA FE
C. POSTAL:	05348
CIUDAD Y ESTADO:	CIUDAD DE MEXICO D.F.
TELEFONO:	50-81-08-00
FAX:	50-81-08-83
E-MAIL:	jgf@accion.com.mx